Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Experience Investment Corp. (the "Company") on Amendment No. 2 to Form S-4, File No. 333-252529, of our report dated March 10, 2021, which contains an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Experience Investment Corp. as of December 31, 2020 and 2019, for the year ended December 31, 2020 and for the period from May 24, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

March 25, 2021